 March 31, 2010

Via EDGAR
Mr. James Lopez
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    EcoSystem Corporation
Form 10-K/A for Fiscal Year Ended December 31, 2008
Filed May 20, 2009
Form 10-Q for the Quarter Ended March 31, 2009
Filed May 20, 2009
File No. 000-32143

Dear Mr. Lopez:

I am writing in response to your letter dated December 30, 2009.  The following includes the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

ACKNOWLEDGEMENT

The undersigned, as Chairman of EcoSystem Corporation, hereby acknowledges that:

➢	EcoSystem Corporation is responsible for the adequacy and accuracy of the disclosure in the filings;

➢	Staff comment or changes to disclosure in response to staff comment do not foreclose the Commission from taking any action with respect to the filing; and

➢	EcoSystem Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             Best Regards,
             ECOSYSTEM CORPORATION
            /S/      Kevin Kreisler
             Kevin Kreisler
             Chairman

One Penn Plaza, Suite 1612 | New York, NY 10119 | Phone: 212-994-5374 | Facsimile: 646-572-6336
www.eco-system.com

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 15

1.
We note that your audit was conducted in accordance with the “auditing” standards of the PCAOB.  Please advise your independent accountant that their report should indicate their audit was conducted in accordance with the standards of the PCAOB as discussed in PACOB Auditing Standard One.  Please confirm in future filings, including any amendment to this Form 10-K, that you will include an audit report that addresses the issue noted above.

Response:

The Company shall include audit reports in future filings that addresses the issue noted above. An example form of audit report is attached to this response as Exhibit A.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES, PAGE 25

2.
Please revise to reconcile the statement that your controls were “adequate and effective” with the statements at the bottom of page 26 that management indentified a material deficiency regarding the “financial statement close process.”

Response:

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment we will acknowledge that our disclosure controls were not effective due to the material deficiency noted.

3.
Please revise to clarify the nature of the material weakness regarding the financial close process. For example, it is unclear when the material weakness was identified by whom it was identified and when the material weakness first began.  Also, revise to disclose any specific steps you have taken to remediate the material weakness and any other steps that you anticipate taking to resolve the issue.

Response:

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment, we will include the following text in Item 9A:

The material weakness pertains to the Company’s lack of staffing for the timely completion of the Company’s periodic financial statements. The Company’s plan to correct this deficiency is to obtain sufficient additional working capital resources to enable the Company to hire additional staff.

NOMINATING, COMPENSATION AND AUDIT COMMITTEE, PAGE 27

4.	Please reconcile the disclosure on page 28 indicating that you do not have an audit committee with the statement on page 29 that services “when approved by the Audit Committee.”

Response:

 When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment, on page 29 we will replace the statement “were approved by the Audit Committee” with the statement “were approved by the Board of Directors.”

EXECUTIVE COMPENSATION, PAGE 28

5.
With a view toward disclosure, advise us why the table shows no executive compensation for Mr. Courtright, who was hired in December 2008, and Ms. Flynn.  In this regard, it is unclear when Ms. Flynn was hired.  Please revise accordingly.

Response:

Mr. Courtright received $8,333 during 2008. Ms. Flynn was due to receive $10,000 in compensation as of December 31, 2008. This disclosure will be corrected. When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment we will modify the preface and the Executive Compensation table as follows:

Name and Principal Position	Annual Compensation				Long-term Compensation	All Other Compensation
	Year	Salary	Bonus	Other	Shares Granted
Glen Courtright	2008	$8,333	$--	--	--	$--
Chief Executive Officer	2007	--	--	--	--	--
	2006	--	--	--	--	--
Jacqueline Flynn	2008	$10,000	$--	--	--	$--
Chief Financial Officer	2007	--	--	--	--	--
	2006	--	--	--	--	--

6.	In this regard, please file you management employment agreements, or advise.

Response:

Mr. Courtright resigned from his position as the Company’s chief executive officer during 2009. Mr. Courtright had an employment agreement with the Company prior to his resignation, which agreement shall be attached as a new exhibit to the Company’s 2008 10K. Ms. Flynn and Mr. Kreisler are both at-will employees of the Company. Thus, the Company is party to no employment agreements.

CERTAIN RELATIONSHIPS, PAGE 29

7.
With a view to disclosure, advise us if GreenShift Corporation is a related party.  If it was, but is no longer a related party, advise us of the date and circumstances when it ceased being a related party.

Response:

GreenShift Corporation is a related party. The Company’s subsidiary, EcoSystem Technologies, LLC is party to an early adopter license agreement with GS CleanTech Corporation, a subsidiary of GreenShift. In addition, the majority shareholder of the Company, Viridis Capital, LLC, is also the majority shareholder of GreenShift Corporation. Viridis is owned by the Company’s chairman and chief executive officer.

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment we will revise the “Certain Relationships” section to disclose transactions with GreenShift Corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 29

8.	With a view to disclosure, please advise us if Corn 2.0, LLC, as identified in the Form 8-K filed July 30, 2009, was a beneficial holder during the reporting period of the form 10-K.

Response:

Corn 2.0, LLC did not exist as of the December 31, 2008 balance sheet date and thus did not beneficially own any of the Company’s stock during 2008.

EXHIBITS

9.	Please revise your Section 302 certifications to include the paragraph four language concerning internal controls over financial reporting.

Response:

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment, we will include a revised Section 302 certification that will include the paragraph four language.

10.	It is unclear why your list of exhibits does not include the guarantee and related agreements with YA Global and GreenShift. Please revise or advise.

Response:

Exhibits 10.2 and 10.3 to the 2008 10-K are the material agreements arising from the January 2008 transaction with YA Global and GreenShift.  .

11.	You do not appear to have filed the exhibits and schedules to the agreement filed with the Form 8-K filed on July 30, 2009. Please file the exhibits and schedules or advise.

Response:

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment we will incorporate by reference the exhibits and schedules filed with the July 30, 2009 8-K.

SIGNATURES

12.
Please include the signature of your controller or principal accounting officer.  If your controller or principal accounting officer has signed the Form 1-K, but the signature page does not indicate that the person signing occupies that position, then please tell us who signed in that capacity and confirm that in future filings you will indicate each capacity in which that officers are signing the report.  However, if you amend the form 10-K for other reasons, please amend the signature page to conform to this comment.  See Instruction D(2)(b) for Form 10-K.

Response:

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment we will include the signature of the principal accounting officer.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2009

ITEM 4 CONTROLS AND PROCEDURES, PAGE 14

13.	Please reconcile the difference between the disclosures in the following statements.

➢
“The Company’s chief executive officer and chief financial officer determined that, as of the end of the period covered by this report, these controls and procedures are adequate and effective in alerting them in a timely manner to material information relating to the Company required to be included in the Company’s periodic SEC Filings (our emphasis)” and

➢
“Management determined that at March 31, 2009, the company had a material weakness because it did not have a sufficient number of personnel with an appropriate level of knowledge and experience of generally accepted accounting principles in the United States of American (U.S. GAAP) that are commensurate with the Company’s financial reporting requirements.  As a result, Management concluded that the Company’s disclosure controls and procedures were not effective at March 31, 2009 (our emphasis).”

Response:

When the Staff has completed its review, we will file an amendment to our March 2009 Form 10-Q.  In the amendment we will revise the controls and procedures disclosure to consistently disclose that there was a material weakness in disclosure controls and procedures.

14.
In connection with the comment above, please revise your disclosure to detail the nature of the material weakness (when the material weakness was identified, by whom it was identified and when the material weakness first began) and the specific steps that you have taken, if any, to remediate the material weakness and disclosure whether you believe that the material weakness still exist at the end of the period covered by the report.

When the Staff has completed its review, we will file an amendment to our 2008 Form 10-K.  In the amendment we will include the following disclosure:

The material weakness pertains to the Company’s lack of staffing for the timely completion of the Company’s periodic financial statements. The Company’s plan to correct this deficiency is to obtain sufficient additional working capital resources to enable the Company to hire additional staff.

EXHIBIT A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of EcoSystem Corporation and Subsidiaries:

We have audited the accompanying balance sheets of EcoSystem Corporation and Subsidiaries
(the Company) as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ equity (impairment) and cash flows for each of the years in the two-year period ended December 31, 2008. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EcoSystem Corporation and Subsidiaries as of December 31, 2008 and
2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 2 to the financial statements, the
Company has suffered losses from operations and has a working capital deficiency as of
December 31, 2008. These conditions raise substantial douby about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 12, the financial statements as of and for the year ended December 31, 2008, have been restated.

/s/ Rosenberg Rich Baker Berman & Company
Bridgewater, New Jersey
April 15, 2009, except for Note 12 as to which date is May 18, 2009